CORRESP.

August 2, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Stephanie Sullivan, Senior Assistant Chief Accountant

Re:	Home Bancorp, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 14, 2016
File No. 001-34190

Dear Ms. Sullivan,

This letter is to supplement our previous response, dated July 27, 2016, to your comment letter, dated July 13, 2016 (“Comment Letter”), regarding the Form 10-K, for the year ended December 31, 2015, of Home Bancorp, Inc. (the “Company”). Based on our conversation with the staff, we are hereby supplementing our response to the first bullet point of Comment No. 1 in the Comment Letter. For ease of reference, the subject portion of the comment from the Comment Letter is reproduced below in bold-face type and our supplemental response thereto follows.

Form 10-K for the Fiscal Year Ended December 31, 2015

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5 –Loans, page 59

1.	We note your disclosure on page 62 that you have $20.0 million and $32.0 million of acquired loans that were accounted for under ASC 310-30 as of December 31, 2015 and 2014, respectively. Please respond to the following:

•	We note your disclosure on page 67 that states that nonaccrual acquired loans accounted for under ASC 310-30 totaled $4.6 million and $11.8 million as of December 31, 2015 and 2014, respectively. Please clarify whether you have ceased recognizing interest income on these loans in accordance with ASC 310-30. If so, please explain your basis for being unable to reasonably estimate the cash flows for these loans. Please refer to ASC 310-30-35-3 for guidance.

The Company proposes to revise the disclosure in the nonaccrual table with respect to loans accounted for under ASC 310-30 since interest is being recognized through accretable yield. In future filings, we propose to revise the presentation as follows (utilizing the December 31, 2015 information for purposes of illustration).

August 2, 2016

	December 31, 2015			December 31, 2014
(dollars in thousands)	Originated	Acquired(1)	Total	Originated	Acquired(1)	Total
Nonaccrual loans:
One- to four-family first mortgage	$928	$530	$1,458	$1,429	$1,997	$3,426
Home equity loans and lines	121	139	260	65	71	136
Commercial real estate	1,671	1,013	2,684	829	462	1,291
Construction and land	86	69	155	—	211	211
Multi-family residential	—	763	763	—	1,560	1,560
Commercial and industrial	2,374	84	2,458	1,191	18	1,209
Consumer	471	6	477	329	30	359

Total	$5,651	$2,604	$8,255	$3,843	$4,349	$8,192

(1)	Table excludes acquired loans which were being accounted for under ASC 310-30 because they continue to earn interest from accretable yield regardless of their status as past due or otherwise not in compliance with their contractual terms. Acquired loans with deteriorated credit quality, which were being accounting for under ASC 310-30 and which were 90 days or more past due totaled $4.0 million and $5.4 million as of December 31, 2015 and 2014, respectively.

Closing Comments:

In providing this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In the event you have any additional comments or questions on this matter, please do not hesitate to contact the undersigned at (337) 237-1960.

Very truly yours,

/s/ Joseph B. Zanco
Joseph B. Zanco
Executive Vice President and Chief Financial Officer

Cc:	Hugh T. Wilkinson, Esq.